Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: October 13, 2006

On October 12, 2006, Gaz de France issued the following press release.

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 5, 2006 (under no: R.06-050) and in the Document de Référence and its update filed by Suez on April 11, 2006 (under no: D.06-0248), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 26, 2006. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

* * * *

PRESS RELEASE BY THE BOARD

OF DIRECTORS

OF GAZ DE FRANCE

Thursday 12th October 2006

Paris, 12 October 2006 – At a meeting today, the Board of directors of Gaz de France discussed the progress of the planned merger with the Suez group, focusing particularly on EC-related aspects.

The Board recorded the discussions which have taken place with the Commission and confirmed the mandate given to its Chairman to finalise these negotiations.

It was noted that the remedial measures needed in Belgium’s gas provision will probably be more wide-ranging than those which were proposed at the outset.

The Board confirmed the strategic benefits which the Suez group will be able to bring, especially in the area of liquefied natural gas and in developing dual energy provision (gas and electricity) in France.

Attention was drawn to the advantages of the planned merger, emphasising the strength of Gaz de France’s strategic model and industrial practices, the importance of a fair valuation of the group and the need for balanced governance in the new group formation, both at board level and at management level.

The Board of Directors gave its Chairman a mandate to continue with the merger process, with due consideration for those aspects involved in the merger which concern the group’s future growth and development and the interests of its shareholders and employees.

GAZ DE FRANCE: The Gaz de France Group is one of the major players in the European energy market. Number one natural gas distributor in Europe, Gaz de France employs around 53,000 workers, its turnover in 2005 was 22.4 billion euros and its net profits 1.743 billion euros. The Group has a portfolio of 13.8 million customers, 11.1 million of whom are in France. Floated on the Paris Stock Exchange in July 2005, Gaz de France has been on the CAC 40 index and the DOW JONES STOXX 600 since September 2005.

Press Contact:

Jérôme Chambin

Tel. +33 1 47 54 24 35

E-mail. jerome.chambin@gazdefrance.com

SERVICE DE PRESSE

23, RUE PHILIBERT DELORME - 75840 PARIS CEDEX 17